SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OCATA THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

Laurel Acquisition Inc.

an indirect wholly-owned subsidiary of

Astellas Pharma Inc.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

67457L100

(CUSIP Number of Class of Securities (Underlying Common Stock))

Yoshihiko Hatanaka

President and Chief Executive Officer

Astellas Pharma Inc.

2-5-1, Nihonbashi-Honcho, Chuo-ku

Tokyo 103-8411, Japan

+(81)-3-3244-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Scott F. Smith, Esq.

Jack S. Bodner, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018-1045

(212) 841-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Ocata Therapuetics, Inc. (“Ocata”) by Laurel Acquisition Inc. (the “Purchaser”), an indirect wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas”) to be commenced pursuant to the Agreement and Plan of Merger, dated as of November 10, 2015, by and among Astellas, Purchaser and Ocata.

The following documents related to the proposed tender offer are attached as exhibits to this communication:

•	English translation of Press Release of Astellas Pharma Inc. filed with the Tokyo Stock Exchange and dated November 10, 2015;

•	Joint Press Release of Ocata Therapeutics, Inc. and Astellas Pharma Inc., dated November 10, 2015; and

•	English Translation of Investor Presentation of Astellas Pharma Inc., dated November 10, 2015.

Important Additional Information

The tender offer for the outstanding common stock of Ocata has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Ocata common stock, nor is it a substitute for the tender offer materials that Astellas and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Astellas will file a tender offer statement on Schedule TO with the SEC, and Ocata will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY OCATA’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to Ocata’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Ocata by contacting Ocata at info@ocata.com or by phone at (508) 756-1212. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

Exhibit Index

Exhibit No.	Description

99.1	English translation of Press Release of Astellas Pharma Inc. filed with the Tokyo Stock Exchange and dated November 10, 2015.

99.2	Joint Press Release of Ocata Therapeutics, Inc. and Astellas Pharma Inc., dated November 10, 2015.

99.3	English Translation of Investor Presentation of Astellas Pharma Inc., dated November 10, 2015.